MY DIVORCE PARTY, LLC

Reviewed Financial Statements For The Period of August 4, 2020 (Inception) Through December 31, 2020



Independent Accountant's Review Report

To Management
My Divorce Party, LLC
Laguna Beach, California

We have reviewed the accompanying balance sheet of My Divorce Party, LLC as of December 31, 2020, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 8, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Contents

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES 5

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 5

    Basis of Presentation..5

    Significant Risks and Uncertainties..5

    Use of Estimates..5

    Cash and Cash Equivalents 5

    Film Costs 5

    Revenue..6

    Advertising 6

    Income Taxes..6

    Recently Issued Accounting Pronouncements 6

NOTE C- FAIR VALUE MEASUREMENTS 7

NOTE D- LLC MEMBER LIABILITY...7

NOTE E- CONCENTRATIONS OF RISK 7

NOTE F- SUBSEQUENT EVENTS..7

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

My Divorce Party, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company intends to produce a comedy film about a recent divorcee and her decisions on how to spend her settlement money.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with a new venture including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's development efforts will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Film Costs

Film costs consists of fees paid for the exclusive rights to the film's script. Upon production commencement, costs incurred for the development of the film will be added to this account. The Company will amortize the asset using the individual film forecast method over management's estimate of ultimate revenue.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's main stream of revenue will be fees collected from the distribution of its film production.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of California.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 8, 2021 the date that the financial statements were available to be issued.

MY DIVORCE PARTY, LLC
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Pre-Paid Expenses	$	5,000
TOTAL CURRENT ASSETS		5,000
NON-CURRENT ASSETS		
Film Costs		2,500
TOTAL NON-CURRENT ASSETS		2,500
TOTAL ASSETS		7,500

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY		
Contributed Capital		11,575
Retained Earnings (Deficit)		(4,074)
TOTAL MEMBERS' EQUITY		7,501
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,500

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

MY DIVORCE PARTY, LLC
INCOME STATEMENT
FOR THE PERIOD OF AUGUST 4, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Operating Expense	
Legal & Professional	2,624
Selling & Marketing	1,450
	4,074
Net Income from Operations	(4,074)
Net Income	$ (4,074)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

MY DIVORCE PARTY, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF AUGUST 4, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(4,074)
Change in Pre-Paid Expense		(5,000)
Net Cash Flows From Operating Activities		(9,074)
Cash Flows From Investing Activities		
Increase in Film Costs		(2,500)
Net Cash Flows From Investing Activities		(2,500)
Cash Flows From Financing Activities		
Contributed Capital		11,575
Net Cash Flows From Financing Activities		11,575
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

MY DIVORCE PARTY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD OF AUGUST 4, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	Contributed Capital	Retained Earnings	Total Members' Equity
Balance at August 4, 2020	$ -	$ -	$ -
Contributed Capital	11,575		11,575
Net Income		(4,074)	(4,074)
Balance at December 31, 2020	$ 11,575	$ (4,074)	$ 7,500

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.